                      SECURITIES AND EXCHANGE COMMISSION
                             Washington, DC 20549

                                 SCHEDULE TO

          Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)
                    of the Securities Exchange Act of 1934

                              (Final Amendment)

                    OFI Tremont Market Neutral Hedge Fund
                               (Name of Issuer)

                    OFI Tremont Market Neutral Hedge Fund
                     (Name of Person(s) Filing Statement)

                        Shares of Beneficial Interest
                        (Title of Class of Securities)

                                  67084L101
                    (CUSIP Number of Class of Securities)

                           Lisa I. Bloomberg, Esq.
                          Two World Financial Center
                        225 Liberty Street, 11th Floor
                        New York, New York 10281-1008
                                (212) 323-0560
     (Name, Address and Telephone Number of Person Authorized to Receive
   Notices and Communications on Behalf of the Person(s) Filing Statement)

                          CALCULATION OF FILING FEE

-------------------------------------------------------------------------------
 Transaction Valuation: $17,378,567a    Amount of Filing Fee: $2,045.46b
-------------------------------------------------------------------------------

(a)  Calculated  as the  aggregate  maximum  purchase  price  for  twenty-five percent of the Issuer's  outstanding  shares of beneficial  interest  based on the  estimated  total net asset value of the  Issuer's  outstanding  shares of beneficial interest as of August 31, 2005.

(b)  Calculated at 0.00011770% of the Transaction Valuation.

[x]  Check  the box if any  part  of the fee is  offset  as  provided  by Rule
0-11(a)(2)  and  identify  the  filing  with  which  the  offsetting  fee  was previously  paid.  Identify  the  previous  filing by  registration  statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:  $2,045.46
Form or Registration No.:  005-79313
Filing Party:  OFI Tremont Market Neutral Hedge Fund
Date Filed:  October 26, 2005

[ ] Check the box if the filing relates  solely to preliminary  communications made before the commencement of a tender offer.

Check the appropriate  boxes below to designate any  transactions to which the statement relates:

[  ]  third-party tender offer subject to Rule 14d-1.
[x]   issuer tender offer subject to Rule 13e-4.
[  ]  going-private transaction subject to Rule 13e-3.
[  ]  amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: [x]

      This Final Amendment relates to the Issuer Tender Offer Statement on
Schedule TO (the "Statement") originally filed on October 26, 2005 by OFI
Tremont Market Neutral Hedge Fund (the "Fund") in connection with an offer
(the "Offer") by the Fund to purchase $17,378,567 of interests in the Fund
("Shares") on the terms and subject to the conditions set forth in the
Repurchase Offer Notice and the related Cover Letter to Repurchase Offer.
Copies of the Cover Letter to Repurchase Offer and Repurchase Offer Notice
were previously filed as Exhibits (a)(1)(i) and (a)(1) (ii), respectively, to the Statement.

      This is the Final Amendment to the Statement and is being filed to report the results of the Offer. Capitalized terms not otherwise defined herein shall have the meanings ascribed to them in the Repurchase Offer
Notice.

      The following information is furnished pursuant to Rule 13e-4(c)4:

      1.  The Offer expired at 12:00 midnight, New York time, on November 30,
2005.

      2.  $1,084,518.70 in Shares were validly tendered and not withdrawn prior to the expiration of the Offer, and all of those Shares were accepted for purchase, and paid for, by the Fund in accordance with the terms of the
Offer.

                                  SIGNATURE

      After due inquiry and to the best of my knowledge and belief,  I certify that the  information  set  forth in this  statement  is  true,  complete  and correct.

                                    OFI Tremont Market Neutral Hedge Fund

                                          /s/ Lisa I. Bloomberg
                                    By:______________________________________
                                          Name: Lisa I. Bloomberg
                                          Title:   Assistant Secretary

Date:  May 9, 2006